CM

BB 12/3

02053362

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING NOV 26 2002 WASH, D.C. 151 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 AND ENDING September 30, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LH ROSS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2255 GLADES ROAD
(No. and Street)

BOCA RATON, FLORIDA 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANKLYN R. MICHELIN 561-994-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEMAN, BUCZYNER & GERO, CPAS
(Name – *if individual, state last, first, middle name*)

1 SE THIRD AVENUE, SUITE 2120, MIAMI, FLORIDA 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, FRANKLIN R. MICHELIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LH ROSS & COMPANY, INC., as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer J. Snow
Commission # CC 884435
Expires Oct. 31, 2003
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

Title

Jennifer Snow 11/27/02
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LH ROSS & COMPANY, INC.
FINANCIAL STATEMENTS
YEAR ENDED
SEPTEMBER 30, 2002
AND
INDEPENDENT AUDITOR'S REPORT

LH ROSS & COMPANY, INC.

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

Table of Contents

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Schedules	9-10
Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5	11-12

FBG Freeman, Buczyner & Gero
Certified Public Accountants and Consultants
A Partnership of Professional Associations

SunTrust International Center
One Southeast Third Avenue
Suite 2120
Miami, FL 33131
Dade: (305) 375-0766
Broward: (954) 359-8345
Fax: (305) 375-0757
www.fbgcpamiami.com

MEMBER
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

MGI Midsnell Group International
Independent International Accountancy

INDEPENDENT AUDITOR'S REPORT

To The Stockholders
LH Ross & Company, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of LH Ross & Company, Inc. as of September 30, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LH Ross & Company, Inc. at September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freeman Buczyner + Gero

November 1, 2002

LH ROSS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash	$ 12,121
Receivable from clearing organization	274,098
Receivables, other	1,380
Securities owned, at market value	857,554
Due from parent company	3,177,304
Less allowance for doubtful account	(3,177,304)
Other assets	5,069
	$1,150,222

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Short term bank note	$ 34,780
Accounts payable, accrued liabilities and other liabilities	509,376
Notes payable, unsecured	217,501
	761,657
Stockholders' Equity	
Common stock - no par value, 200 shares authorized, issued and outstanding	131,200
Preferred stock - par value $1.00; 250,000 shares authorized; 228,453 issued and outstanding	228,453
Convertible preferred stock (10%) – par value $1.00; 500,000 shares authorized; 168,802 issued and outstanding	1,569,893
Convertible preferred stock (8%) – par value $1.00; 500,000 shares authorized; 110,833 issued and outstanding	1,161,200
Accumulated deficit	(2,702,181)
Total stockholders' equity	388,565
	$1,150,222

The accompanying notes are an integral part of this statement.

LH ROSS & COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2002

Revenues	
Net investment gain	$3,143,142
Commissions	1,113,815
Interest and dividends	17,163
Other	87,973
	4,362,093
Expenses	
Compensation and benefits	2,967,270
Regulatory fees and expenses	117,575
Communications	55,423
Exchange and clearance fees	48,268
Interest expense	6,241
Other expenses	2,297,029
	5,491,806
Net loss	$(1,129,713)

The accompanying notes are an integral part of this statement.

LH ROSS & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Preferred Stock	Convertible Preferred Stock (10%)	Convertible Preferred Stock (8%)	Accumulated deficit	Total
Balance - Beginning	$131,200	$228,453	$ 1,569,893	$ 379,335	$(1,572,468)	$ 736,413
Issuance of Stock				781,865		781,865
Net loss					(1,129,713)	(1,129,713)
Balance - Ending	$131,200	$228,453	$ 1,569,893	$ 1,161,200	$(2,702,181)	$ 388,565

The accompanying notes are an integral part of this statement.

LH ROSS & COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities	
Net loss	$ (1,129,713)
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	916,806
(Increase) decrease in assets	
Receivable from broker	(84,744)
Receivables, other	118,646
Securities owned, at market value	(263,740)
Other assets	(4,869)
Increase (decrease) in liabilities	
Accounts payable, accrued liabilities and other liabilities	305,264
Securities sold, not yet purchased, at market value	(4,078)
Net cash used by operating activities	(146,428)
Cash flows from investing activities	
Advance to parent company, net	(916,806)
Cash flows from financing activities	
Net proceeds from line of credit	34,758
Net proceeds from promissory note	271,501
Issuance of preferred stock	781,865
Dividends paid	(48,254)
Net cash provided by financing activities	1,039,870
Net decrease in cash for the year	(23,364)
Cash at beginning of year	35,485
Cash at end of year	$ 12,121
Supplemental Information:	
Interest paid	$ 6,241

The accompanying notes are an integral part of this statement.

LH ROSS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations - LH Ross & Company, Inc. (the "Company"), incorporated in New York on November 4, 1994, is a wholly owned subsidiary of LH Ross Holding Corp. ("Parent"). In September 1995, the Company received its approval to operate as a securities broker/dealer and commenced operations in October 1995. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and operates four branches in Florida and one branch in New York. The Company's primary source of revenue is derived from trading profits.

The Company utilizes a clearing organization for the processing of customer orders. The clearing agreement has a term of two years expiring August 2003 with an automatic renewal term of one year.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market or fair value is included in income.

Income Taxes - The Company files a consolidated income tax return with its Parent. The Company and its Parent have provided for their income tax expense or benefit on a separate entity basis. Therefore, any income tax related balances are included as loans due from the Parent company. The Company has no significant temporary or permanent taxable and deductible differences, except for the bad debt expense resulting from the Parent receivable that is not deductible for income tax purposes (Note 4).

Cash and Cash Equivalents - The Company considers all short term debt securities purchased with a maturity date of three months or less to be cash equivalents.

LH ROSS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments – Concentration of Credit Risk and Fair Value - Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of marketable securities that are maintained at brokerage houses. As of September 30, 2002, such investments did not exceed the insured limits. The financial instruments of the Company are reported at market or fair values, or at carrying amounts that approximate fair values.

2. SHORT TERM BANK NOTE

The Company is indebted to the bank on a line of credit that bears interest at 6.75 per annum and is due on demand.

3. NOTES PAYABLE, UNSECURED

At September 30, 2002, the Company is committed under the terms of a promissory note in the amount of $217,500. The note, which is pursuant to a stock purchase agreement for shares of a certain stock, accrues interest at 4% per annum, was payable on September 24, 2002 and is now due on demand.

4. RELATED PARTY TRANSACTIONS

In May 1996, the Company entered into a management agreement with its Parent to provide office facilities, services, and personnel necessary to operate a full service securities brokerage firm. After the initial term of three years the agreement provides for automatic one-year renewal options payable at the rate of $1,000 per month.

The receivable from the Parent company in the amount of $3,177,304 has been fully reserved thru an allowance for doubtful account to reflect the net realizable value. Bad debt expense of $916,806, that pertains to the Parent company receivable, is included in other expenses.

5. COMMITMENTS AND CONTINGENCIES

(a) Convertible preferred shares

During the year, the Company issued 73,208 of its $1 par value, 8% convertible preferred shares for $12 per share, sold in units of 100 shares and are recorded net of professional fees and commission expense of $8,785 and $87,850, respectively.

LH ROSS & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

5. COMMITMENTS AND CONTINGENCIES (Continued)

(a) Convertible preferred shares (Continued)

The preferred shares are convertible into shares of the common stock of the Company with the closing of a public offering of the Company's securities on the basis of two shares of common stock for each share of preferred stock.

(b) Litigation

During the year the Company settled various arbitration matters and agreed to pay claims in the amount of $327,492. At year end, accounts payable and accrued liabilities include claims that remain outstanding in the amount of $319,993.

The Company is currently involved in various arbitration matters, and legal counsel cannot form opinions on these matters since these claims are in the early stages of the arbitration proceedings. Management considers their defenses to be strong for each of the claims and intends to vigorously defend itself in each case. Furthermore, the Company is insured and management believes that some of these claims may be covered by its liability insurance.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceeds 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2002, the Company had net capital of $ 121,807 that was $ 21,807 in excess of its required net capital of $100,000. The Company's net capital ratio was .18 to 1.

7. INCOME TAXES

As of September 30, 2002, the Company has a net loss carryforward approximating $1,200,000 that will begin to expire over the next twenty years. As a result, there are no income taxes due. The deferred tax asset of approximately $381,000 has been reduced by a 100% valuation allowance.

SCHEDULE I

LH ROSS & COMPANY, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2002

Net Capital		
Total Stockholders' Equity		$ 388,565
Deductions		
Non-allowable assets		
Other assets	5,069	
Receivable, other	1,380	
Inventory at 15% haircut	109,177	
Inventory at 30% haircut	38,913	
Undue concentration	112,219	
Due from parent company	3,177,304	
Allowance for doubtful accounts	(3,177,304)	266,758
Net Capital		121,807
Minimum net capital pursuant to rule 15c3-1 prepared as of date of net capital computation		100,000
Excess Net Capital		$ 21,807
Aggregate indebtedness - payables and accrued expenses		$ 761,657
Ratio of aggregate indebtedness to net capital		6.25 to 1

Reconciliation with Company's computation

Net capital:	$ 121,807
Correction in cash reconciliation	4,762
Correction in accounts payable and accrued expenses	35,000
Correction in haircut	12,564
Correction in undue concentrations	7,513
Net capital as reported by the Company:	$ 181,646

SCHEDULE II

LH ROSS & COMPANY, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2002

Not Applicable

SCHEDULE III

LH ROSS & COMPANY, INC.

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2002

Not Applicable

SCHEDULE IV
LH ROSS & COMPANY, INC.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of September 30, 2002

Not Applicable

Freeman, Buczyner & Gero
Certified Public Accountants and Consultants
A Partnership of Professional Associations

MEMBER
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants

MGI Midsnell Group International
Independent International Accountancy

SunTrust International Center
One Southeast Third Avenue
Suite 2120
Miami, FL 33131
Dade: (305) 375-0766
Broward: (954) 359-8345
Fax: (305) 375-0757
www.fbgcpamiami.com

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
LH Ross & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of LH Ross & Company, Inc. (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedure listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freeman Buczyner & Tero

November 1, 2002